March 23, 2006
VIA EDGAR AND FACSIMILE
Ms. Amy C. Bruckner
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	America Service Group Inc. (the “Company”)
Form 8-K filed March 16, 2006
File No. 000-19673
Dear Ms. Bruckner:
     The following is a response to your comment letter of March 16, 2006 relating to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2006. The numbering of the paragraphs below corresponds to the numbering of the comment letter.
Form 8-K filed March 16, 2006
Item 4.02 — Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review
1.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them. Additionally, please specify whether you have reconsidered the adequacy of your previous assertions regarding internal controls and disclosure controls and procedures in light of the material errors and issues that you have described in Exhibit 99.1.

Response to Comment 1:

The Company intends to restate its previously filed financial statements as follows. The Company intends to include restated financial statements for the years ended December 31, 2004 and December 31, 2003 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 10-K”), which the Company currently expects to file on or before March 31, 2006. The 2005 10-K will also include summarized information as to the effect of the restatement on the financials for the years ended December 31, 2002 and December 31, 2001. The Company intends to file its Quarterly

Ms. Amy C. Bruckner

March 23, 2006
Report on Form 10-Q for the period ended September 30, 2005 (the “Third Quarter 10-Q”) at or about the same time as the 2005 10-K. The Company intends to include in the 2005 Third Quarter 10-Q restated financial information for the third quarter of 2004. The Company also intends to include in the supplementary financial information in the 2005 Third Quarter 10-Q, restated financial information for the first and second quarters of 2004 and 2005.

The Company is currently reconsidering the adequacy of its previous assertions regarding internal controls and disclosure controls and procedures in light of the matters disclosed in the Company’s Current Report on Form 8-K and Exhibit 99.1, and intends to discuss this matter in its 2005 10-K.
2.	When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. Refer to Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response to Comment 2:

As discussed above, the Company intends to include the restated financial statements in its 2005 10-K and 2005 Third Quarter 10-Q. The Company does not plan to amend its previously filed periodic reports for the restatement. The Company intends to describe in its 2005 10-K the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.
In addition, in connection with the Company’s response to your comment letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Amy C. Bruckner

March 23, 2006
     Please advise us if we can provide further information or assistance to facilitate your review. Please direct any questions concerning our responses to your questions and comments to me at (615) 376 — 1376 or by facsimile at (615) 376 — 1309.

Sincerely yours, /S/ Michael W. Taylor Michael W. Taylor Senior Vice President & Chief Financial Officer

cc:	Michael Catalano
Andrew L. Schwarcz
F. Mitchell Walker, Jr.
Robert Plotkin
Todd J. Rolapp
Sam DeVane